June 1, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Ronald E. Alper

Re:                             Natera, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted April 15, 2015
CIK No. 0001604821

Dear Mr. Alper:

On behalf of Natera, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by a letter dated April 21, 2015 relating to the Company’s Amendment No. 4 to Draft Registration Statement on Form S-1, submitted on April 15, 2015 (“Amendment No. 4”) and a letter dated August 22, 2014 relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, submitted on August 12, 2014 (“Amendment No. 1”).

On behalf of the Company, we are also filing the Company’s Registration Statement on Form S-1 (“Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery this letter and four marked copies of Registration Statement (against Amendment No. 4 submitted on April 15, 2015).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the pages of Registration Statement.

Securities and Exchange Commission

June 1, 2015

The Offering, page 9

1.                            Please revise the number of shares outstanding on page 10 as of the most recent practicable date, as you have done for the beneficial ownership disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page 11.

Executive Compensation, page 126

2.                            We note the significant increase in compensation to your named executive officers due to the issuance of options.  Please revise the narrative following the table to discuss in greater detail these option awards.

In response to the Staff’s comment, the Company has revised its disclosure on page 135 to disclose in greater detail the option awards to the Company’s named executive officers.

Exhibits

15.                     We reissue comment 45 from our letter dated June 5, 2014.  We note that Exhibit 10.5 includes Exhibit B to Exhibit A, which states it is attached, when nothing is attached and we also note nothing is included in Exhibits D and E.  With regard to Exhibit 10.6, we are unable to locate Exhibit A, D and F.

The Company acknowledges the Staff’s comment and confirms that Exhibits 10.5 and 10.6 as filed with Registration Statement are the complete executed versions of the exhibits. The Company advises the Staff that the missing Exhibit B — Site Plan to Exhibit A — Master Lease has been added to Exhibit 10.5, is located on page 73 and follows Exhibit A — Real Property Legal Description to Exhibit A — Master Lease of Exhibit 10.5; the missing Exhibit D — Inventory of Included Furniture to Exhibit 10.5 has been added to Exhibit 10.5 and is located on page 111 of Exhibit 10.5; and the missing Exhibit E — Inventory of Excluded Assets to Exhibit 10.5 has been added to Exhibit 10.5 and is located on page 114 of Exhibit 10.5.

With regard to Exhibit 10.6, the Company advises the Staff that Exhibit A — Prime Lease to Exhibit 10.6 was previously incorrectly located immediately following Exhibit D, but has been moved to its correct location and is located on page 19 of Exhibit 10.6.  The Company advises the Staff that Exhibit D — Suite 450 List of Furniture to Exhibit 10.6 is located on page 132 of Exhibit 10.6 and correctly does not have a list of items included.  The Company advises the Staff that there is no Exhibit F to Exhibit 10.6 and directs the Staff to Exhibit F — Tenant’s Personal Property to Exhibit A — Prime Lease, which is located on page F-1 of Exhibit A — Prime Lease of Exhibit 10.6.

* * * * *

[Remainder of page intentionally left blank.]

Securities and Exchange Commission

June 1, 2015

Please contact me or, in my absence, John F. Dietz, at (650) 321-2400, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Richard C. Blake
Richard C. Blake
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Herm Rosenman
Daniel Rabinowitz, Esq.
Josh Leichter, Esq.
Natera, Inc.

Robert V. Gunderson, Jr., Esq.

John F. Dietz, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Alan F. Denenberg, Esq.

Davis Polk & Wardwell LLP

Joseph A. Muscat

Ernst & Young LLP